NEW MEDIA INSIGHT GROUP, INC.
28202 N. 58th Street
Cave Creek, Arizona 85311
Telephone: (480) 275-2294

March 2, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mark P. Shuman, Branch Chief – Legal

Dear Sirs:
	Re:	New Media Insight Group, Inc. (the “Company”)
Amendment (No. 1) to Registration Statement on Form S-1
Filed January 13, 2015
File No. 333-201461

Further to the filing of an amended registration statement on Form S-1/A #2 filed by the Company on March 2, 2015 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated February 24, 2015 regarding the Registration Statement. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Item 16 – Exhibits

Exhibit 10.2

1.

Your response to prior comment 10 indicated that an exercise of the MAE clause would not terminate your equity line agreement. Be advised that when an investor is excused from a purchase obligation because a MAE has occurred, the equity line financing agreement must terminate. Please consider amending the termination provision of your agreement to expressly provide that in the event an MAE excuses the investor’s purchase obligation, the agreement will terminate. If you amend the agreement in this manner, please file the amended agreement as an exhibit and expand the discussion of the termination provisions of the agreement in the prospectus accordingly.

Response: The Company has amended the equity line financing agreement by an amending agreement dated February 25, 2015 so that the equity line financing must terminate upon a MAE occurring.

General

2.

Please file a copy of your amendment no. 1 that is marked to show the changes to your initial filing on January 13, 2015. Also note that any subsequent amendments should be accompanied by a marked copy showing changes from the prior filing. Refer to Securities Act Rule 472(a) and Regulation S-T Rule 310.

Response:      The Company filed a copy of the amendment no. 1 on February 27, 2015 that is marked to show the changes to initial filing on January 13, 2015 by the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NEW MEDIA INSIGHT GROUP, INC.

Per:	/s/Michael Palethorpe
Michael Palethorpe
Director, President and Chief Executive Officer,
Chief Financial Officer, Secretary, Treasurer
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)